UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Secoo Holding Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.001 per share

(Title of Class of Securities)

81367P 101**

(CUSIP Number)

Qudian Inc.

c/o Tower A, AVIC Zijin Plaza

Siming District, Xiamen

Fujian Province 361000,

People’s Republic of China

Telephone: +86-592-5911580

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 6, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	This CUSIP number applies to the Issuer’s American Depositary Shares (“ADSs”), each representing five Class A ordinary shares. There is no CUSIP number assigned to the Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 81367P 101

1.	Names of Reporting Persons. Qu Plus Plus Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The British Virgin Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% of the Class A Ordinary Shares**
14.	Type of Reporting Person (See Instructions) CO

* Consists of one Class A Ordinary Share.

** Percentage calculated based on 28,754,852 Class A ordinary shares of the Issuer issued and outstanding as of June 30, 2022, as reported in the report of foreign private issuer on Form 6-K furnished by the Issuer with the Securities and Exchange Commission on December 30, 2022.

CUSIP NO. 81367P 101

1.	Names of Reporting Persons. Qufenqi (HK) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% of the Class A Ordinary Shares**
14.	Type of Reporting Person (See Instructions) CO

* Consists of four Class A Ordinary Shares.

** Percentage calculated based on 28,754,852 Class A ordinary shares of the Issuer issued and outstanding as of June 30, 2022, as reported in the report of foreign private issuer on Form 6-K furnished by the Issuer with the Securities and Exchange Commission on December 30, 2022.

CUSIP NO. 81367P 101

1.	Names of Reporting Persons. Qudian Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% of the Class A Ordinary Shares**
14.	Type of Reporting Person (See Instructions) CO

* Consists of five Class A Ordinary Shares owned by Qu Plus Plus Limited and Qufenqi (HK) Limited.

** Percentage calculated based on 28,754,852 Class A ordinary shares of the Issuer issued and outstanding as of June 30, 2022, as reported in the report of foreign private issuer on Form 6-K furnished by the Issuer with the Securities and Exchange Commission on December 30, 2022.

CUSIP NO. 81367P 101

1.	Names of Reporting Persons. Min Luo
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% of the Class A Ordinary Shares**
14.	Type of Reporting Person (See Instructions) IN

* Consists of five Class A Ordinary Shares owned by Qu Plus Plus Limited and Qufenqi (HK) Limited.

** Percentage calculated based on 28,754,852 Class A ordinary shares of the Issuer issued and outstanding as of June 30, 2022, as reported in the report of foreign private issuer on Form 6-K furnished by the Issuer with the Securities and Exchange Commission on December 30, 2022.

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Amendment”) hereby amends the initial Schedule 13D filed with the U.S. Securities and Exchange Commission on June 11, 2020 (the “Initial Statement,” as amended by Amendment No. 1 to Schedule 13D filed on June 18, 2020 and Amendment No. 2 to Schedule 13D filed on March 6, 2023, the “Original Statement” and as amended by this Amendment, this “Statement”), on behalf of (i) Qu Plus Plus Limited (“Qu Plus Plus”), a company incorporated with limited liability under the laws of the British Virgin Islands and a wholly owned subsidiary of Qudian Inc., (ii) Qudian Inc. (“Qudian”), an exempted company incorporated under the laws of the Cayman Islands; and (iii) Mr. Min Luo, a citizen of the People’s Republic of China. Except as amended and supplemented herein, the information set forth in the Original Statement remains unchanged, and capitalized terms used but not defined herein have the meanings assigned thereto in the Original Statement.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Statement is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Statement, the aggregate number of Class A Ordinary Shares and percentage of Class A Ordinary Shares beneficially owned by each Reporting Person, as well as the number of Class A Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of. Calculation of the percentage of Class A Ordinary Shares beneficially owned reported herein is based on 28,754,852 Class A ordinary shares of the Issuer issued and outstanding as of June 30, 2022, as reported in the report of foreign private issuer on Form 6-K furnished by the Issuer with the Securities and Exchange Commission on December 30, 2022.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of(1)	Shared power to dispose or to direct the disposition of
Qu Plus Plus Limited	1	0.0%	0	1	0	1
Qufenqi (HK) Limited	4	0.0%	0	4	0	4
Qudian Inc.	5	0.0%	0	5	0	5
Mr. Min Luo	5	0.0%	0	5	0	5

As of the date of this Statement, Qu Plus Plus directly owns one Class A Ordinary Share and Qufenqi directly owns four Class A Ordinary Shares. Each of Qu Plus Plus and Qufenqi is an indirectly wholly owned subsidiary of Qudian. Mr. Luo is the chairman of the board, chief executive officer and the controlling shareholder of Qudian. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Qudian and Mr. Luo may each be deemed to beneficially own all of the five Class A Ordinary Shares that may be deemed to be beneficially owned by Qu Plus Plus and Qufenqi.

(c)	Except as set forth on Schedule II of this Statement, none of the Reporting Persons has effected any transactions in the Class A Ordinary Shares during the past 60 days.

(d)	Except as described in this Statement, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares reported herein.

(e)	As of the date of this Statement, the Reporting Persons no longer beneficially own more than five percent of the Class A Ordinary Shares.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2023

qudian inc.

By:	/s/ Min Luo
Name: Min Luo
Title: Chairman and Chief Executive Officer

MIN LUO

/s/ Min Luo

QU PLUS PLUS limited

By:	/s/ Min Luo
Name: Min Luo
Title: Director

QUFENQI (hk) limited

By:	/s/ Min Luo
Name: Min Luo
Title: Director

Schedule II

Transactions by Qu Plus Plus since Amendment No. 2 to Schedule 13D, all of which were open market sales of Class A Ordinary Shares in the form of ADSs.

	Number of Class A Ordinary Shares	Weighted Avg. Price Per Class A	Price Range Per Class A Ordinary Share*
Date	Sold	Ordinary Share*	Low	High
03/06/2023	235,375	0.22	0.21	0.23

* The price per Class A Ordinary Share is stated in U.S. dollars and calculated by dividing the relevant price per ADS by five, which is the number of Class A Ordinary Shares represented by one ADS.

Transactions by Qufenqi since Amendment No. 2 to Schedule 13D, all of which were open market sales of Class A Ordinary Shares in the form of ADSs.

	Number of Class A Ordinary Shares	Weighted Avg. Price Per Class A	Price Range Per Class A Ordinary Share*
Date	Sold	Ordinary Share*	Low	High
03/06/2023	1,340,095	0.22	0.21	0.23

* The price per Class A Ordinary Share is stated in U.S. dollars and calculated by dividing the relevant price per ADS by five, which is the number of Class A Ordinary Shares represented by one ADS.